SBL FUND
FILE NO. 811-2753
CIK NO. 0000217087

ITEM NO. 77M - MERGERS

Effective  October 3, 2003,  pursuant to the  approval of the Board of Directors and the affected Shareholders, SBL Fund, Series D acquired all of the assets and liabilities  of SBL Fund,  Series I, solely in exchange  for shares of Series D,
SBL Fund,  Series J  acquired  all of the assets  and  liabilities  of SBL Fund,
Series T in exchange for shares of Series G.